

February 9, 2011

Mr. John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

      Re: **Buckeye Technologies Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2010
             Filed September 2, 2010
             File No. 001-14030

Dear Mr. Crowe:

We have reviewed your amended filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

1. We note your response to comment one of our letter dated December 22, 2010. Please provide a full amendment to your Form 10-K rather than just an amendment of Part IV. For the sake of clarity, such full amendment should include all parts of Form 10-K and updated Section 906 and 302 certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director